Exhibit 99.01
November 1, 2006
Michael Shirer
Corporate Communications Director
IDC
5 Speen Street
Framingham, MA 01701
S. Craig Huke, Chief Financial Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772
Dear Mr. Huke:
IDC grants Double-Take Software, Inc. (the “Company”) permission to disclose the following information and make statements that are consistent with the following, including in connection with the Company’s filings with the United States Securities and Exchange Commission and the Company’s Registration Statement on Form S-1 (Reg. No. 333-136499) (the “Registration Statement”):
In 2006, International Data Corp., or IDC, a market research firm, estimated in its Worldwide Storage Replication Software 2006-2010 Forecast, Mar 2006 Doc #200998, that the worldwide storage replication software market would grow from $2.1 billion in sales in 2005 to $4.2 billion in 2010, representing a compound annual growth rate of approximately 15%. IDC further estimated that sales in the Windows server sub-segment of this market, which our software currently addresses, would increase at a compound annual growth rate of approximately 25%, from $310 million in 2005 to $940 million in 2010.
IDC consents to the reference to its name in the Prospectus Summary and Business sections of the Registration Statement.
It is understood by both IDC and the Company that the information will not be sold. It is further understood that IDC will be credited as the source of publication and that the original date of publication will also be noted.
If you have any subsequent questions or needs, please feel free to contact me directly at 508-988-7892 or mshirer@idc.com.
Best regards,
/s/MICHAEL SHIRER
Michael Shirer
Corporate Communications Director
IDC